

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Mark W. DeFoor
Chief Executive Officer
eBizware, Inc.
5251 West 116th Place, Suite 200
Overland Park, KS 66211

>   **Re: eBizware, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 6, 2015**
>   **File No. 333-201239**

Dear Mr. DeFoor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 16, 2015 letter.

General

1.   We note your response to prior comment 1 that additional risk related disclosure was added. We were unable to locate the additional risk factor. Please revise or advise.

2.   Prior comment 3 requested a detailed legal analysis supporting your conclusion that you are not a shell company. We were unable to locate such a response or related disclosure in your filing. Please respond with a detailed legal analysis of your shell company status or advise.

3.   We note your response to prior comment 4; however, there are still references to both Overland Park, Kansas and Leawood, Kansas, and your lease agreement, or a written summary of an oral lease agreement, does not appear to have been filed. Please revise or advise.

Prospectus Cover Page, page 4

4.   You advise in response to prior comment 7 that you have revised your prospectus cover page to limit it to a single page. Please move the contents of page 4 to your prospectus cover page. See Item 501(b) of Regulation S-K.

Part I: Information Required in Prospectus

Summary of Prospectus

General Information about the Company, page 6

5.   Your response to prior comment 10 states that installation for your second customer occurred on January 1, 2015. Please revise existing disclosure to delete references to a second customer installing on November 1, 2014.

6.   We note the revisions made in response to prior comment 11. Please revise this disclosure to present Mr. DeFoor's post-offering ownership that assumes the completion of the minimum and maximum offering scenarios. Make similar revisions to your beneficial ownership section.

Risk Factors, page 9

7.   In response to prior comment 13, you advise that you added disclosure that the company will be able to maintain its minimum operating level for 12 months with funds on hand or available. Please tell us where in the filing you have made these revisions. Additionally, revise to include a risk factor that is responsive to prior comment 13.

8.   We note your response to prior comment 14 that you added a risk factor discussing the risks resulting from your lack of employment agreement with Mr. DeFoor. We were unable to locate this risk factor. Please revise or advise.

Risks Associated with Our Company

Mark W. DeFoor, the sole officer and director of the company, currently devotes…, page 9

9.   We note your response to prior comment 15 that you have revised to discuss distinct risks under separately captioned risk factors. We were unable to locate these revisions. Please revise or advise.

Use of Proceeds, page 14

10.   You indicate in response to prior comment 18 that you have added disclosure stating that the minimum amount of potential offering proceeds will be sufficient to continue for 12

months given the projects in place and the expected revenues therefrom. We were unable to locate these revisions. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 22

11.   We are unable to locate revisions made in response to prior comment 19. Please revise or advise.

12.   We note your response to prior comment 21; however, we were unable to locate revisions made to your management's discussion and analysis section discussing the material terms of your agreement with Cool Creek Solutions, a filed copy of your agreement with Cool Creek Solutions, or a response to our inquiry regarding whether Cool Creek Solutions is a related person, as that term is defined in Item 404 of Regulation S-K. Additionally, since your response indicates that you did not obtain a second customer in November, revise your discussion on page 24.

Directors, Executive Officers, Promoters and Control Persons

Background Information About Our Officer and Director

Mark W. DeFoor, page 26

13.   We were unable to locate your revisions made in response to prior comment 24. Please advise us of the specific location in the document of these revisions, or revise to discuss the specific experience, qualifications, attributes, or skills that lead to the conclusion that Mr. DeFoor should serve as a director.

Notes to Financial Statements

Note 1 – Organization and Nature of Operations, page F-15

14.   Further to prior comment 27, disclosure in this footnote to the unaudited financial statements indicates that the company is engaged in the electronic management and appointment of licensed producers in the insurance industry. Please revise or advise.

Part II: Information Not Required in Prospectus

Exhibits, page II-2

15.   We note your response to prior comment 30 that the missing exhibits have been filed. However, it appears your escrow agreement and the license and distribution agreement referenced in the exhibit index of your Form S-1 filed December 23, 2014 have not been filed, and the exhibit index has been revised so that it no longer lists these agreements. Please file these agreements with your next amendment or advise.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

Sincerely,

/a/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Harold P. Gewerter, Esq.
   Harold P. Gewerter, Esq., Ltd.